Exhibit (a)(1)(D)
September 10, 2010
To Our Series A Preferred and Series B Preferred Stockholders:
          On August 30, 2010, Hampton Roads Bankshares, Inc. (the “Company”) commenced the exchange of our Series A and Series B preferred stock into common shares, at $0.40 per common share (the “Exchange Offers”). Based on some inquiries from holders of our preferred stock, the Company now desires to provide clarification regarding the process for tendering shares in the Exchange Offers.
          To properly tender shares of the Series A or Series B preferred stock for exchange, you must do each of the following:
•	Complete and manually sign the letter of transmittal (and attached Form W-9) and deliver the signed letter to the Company as Exchange Agent;

•	surrender the certificates of your shares of preferred stock to the Company as Exchange Agent;

•	execute and deliver to the Company (and not revoke) a proxy card voting your shares of Preferred Stock in favor of the Preferred Amendments;

•	if required, furnish appropriate endorsements and transfer documents to the Company; and

•	if required, pay all transfer or similar taxes.
          Please note: The Exchange Offers will expire at 11:30 a.m., New York City time, on September 28, 2010, unless we have extended the period of time that the Exchange Offers remain open. If a broker, bank, pledgee or other custodian holds your shares, you may have an earlier deadline for tendering. You should promptly contact such custodian to determine its deadline. We have enclosed a separate letter of authorization for use if you want the custodian to tender Preferred Stock on your behalf and receive physical delivery of the newly issued shares of Common Stock issued in exchange. See the enclosed letter of authorization for more instructions.
          The letter of transmittal, certificates for your preferred stock and the signed proxy card should be completed and executed in the manner provided in each of those documents. Completed documents must be directed to the following address:
Hampton Roads Bankshares, Inc.
c/o Douglas J. Glenn
Executive Vice President, General Counsel, and Chief Operating Officer
999 Waterside Dr., Suite 200
Norfolk, Virginia 23510
          As noted in our previous letter, documents must be received by the Company prior to the expiration date of the Exchange Offers as specified in the Company’s filings with the Securities and Exchange Commission.

          Thank you for your interest and participation. Should you have any questions as to the procedures for Exchange Offers or voting on the Preferred Amendments, please call Douglas J. Glenn, our Executive Vice President, General Counsel, and Chief Operating Officer at (757) 217-3634 or e-mail dglenn@bofhr.com.
Sincerely,
/s/ Douglas J. Glenn
Douglas J. Glenn
Hampton Roads Bankshares, Inc.